Filed pursuant to Rule 433
Registration Statement No. 333-146334
May 18, 2009
Relating to Prospectus Supplement
Dated May 12, 2009
May 13 (Bloomberg) — By Nasreen Seria — South Africa may raise as much as $1 billion in its first global sale of bonds in two years, after meeting investors in the U.S. and Europe over the next week, said Lesetja Kganyago, director-general of the National Treasury.
While it’s “difficult to say” how much investor appetite there will be for the bond, “the markets are conducive,” Kganyago said in an interview in Dakar, Senegal today, where he is attending the African Development Bank’s annual meeting.
South Africa needs to finance a budget deficit that the government forecasts will reach 3.8 percent of gross domestic product in the year through March 2010, the highest in a decade. The country joins Slovenia and Croatia in looking to take advantage of a drop in borrowing costs and increased investor appetite for emerging-market assets.
“There are number of peer countries that have done bond deals in the past few weeks,” Kganyago said. “We have seen our spreads come in quite significantly over that period. Capital markets are not shut for everybody.”
The extra yield investors demand to own South Africa’s bonds instead of U.S. Treasures dropped three basis points today to 3.32 percentage points from 3.90 a month ago. That compares with a decline in spreads for emerging-market nations worldwide to 4.92 percent points from 5.65 in the same period. A basis point equals a hundredth of a percentage point.
‘Totality’
Treasury officials will meet potential investors in Los Angeles today, while Kganyago goes to New York tomorrow for similar discussions, he said. They will travel to Boston, London and Germany for presentations through to May 20, he said.
“What we said in the budget was that we would borrow a $1 billion equivalent,” Kganyago said. “That is at most the totality of what we require.”
South Africa last sold dollar bonds in May 2007, when it issued $1 billion of 25-year securities at 120 basis points more than U.S. Treasuries.
JPMorgan Chase & Co. and Barclays Plc’s Absa Group Ltd. have been appointed to lead the sale, while Standard Bank Group Ltd., Africa’s biggest lender, is the co-lead arranger of the transaction.
Sales of bonds by companies and governments in developing economies has reached almost $59.6 billion this year, 62 percent higher than in the same period last year, according to Bloomberg data.

Filed pursuant to Rule 433
Registration Statement No. 333-146334
May 18, 2009
Relating to Prospectus Supplement
Dated May 12, 2009
* * *
The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and the prospectus supplement by calling Barclays Capital Inc., toll-free at 1-888-227-2275, requesting to be connected to Ext. 2663. A written prospectus and prospectus supplement for the offering may be obtained from J. P. Morgan Securities Inc., 1 Chase Manhattan Plaza, Floor 5B, New York, NY 10081.